

Mail Stop 3561

October 18, 2016

<u>Via E-mail</u>
Herm Rosenman
Chief Financial Officer
Natera, Inc.
201 Industrial Road, Suite 410
San Carlos, CA 94070

      Re: Natera, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed March 24, 2016
                Proxy Statement on Schedule 14A
                Filed April 21, 2016
                File No. 001-37478

Dear Mr. Rosenman:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proxy Statement on Schedule 14A

Summary Compensation Table, page 22

1. We note the substantial change in compensation for the identified executive officers. In future filings, please include narrative disclosure of any material factors necessary to understand significant changes in compensation from year to year. See Item 402(o) of Regulation S-K. Please provide draft disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at 202-551-7576 or James Lopez at 202-551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Richard Blake, Esq.
        Gunderson Dettmer Stough
        Villeneuve Franklin & Hachigian, LLP